Issuer Free Writing Prospectus filed pursuant to Rule 433
supplementing the Preliminary Prospectus Supplement dated
January 14, 2015 and the Prospectus dated March 7, 2014
Registration No. 333-194389

W. P. CAREY INC.

€500,000,000 2.000% Senior Notes due 2023

Issuer:	W. P. Carey Inc.

Offering Format:	SEC Registered

Security Type:	Senior Unsecured Fixed Rate Notes

Aggregate Principal Amount:	€500,000,000

Stated Maturity Date:	January 20, 2023

Coupon:	2.000% per year

Public Offering Price:	99.220%, plus accrued and unpaid interest, if any, from the Settlement Date

Mid-Swap Yield:	0.557%

Spread to Mid-Swap Yield:	+155 basis points

Benchmark Government Security:	1.50% DBR due September 2022

Benchmark Government Security Price and Yield:	110.020% / 0.177%

Spread to Benchmark Government Security:	+193 basis points

Yield to Maturity (annual):	2.107%

Interest Payment Dates:	January 20 of each year, commencing January 20, 2016. There will be a short first coupon.

Day Count Convention:	Actual/Actual (ICMA)

Optional Redemption:

At any time prior to October 20, 2022 (i.e., three months prior to the stated maturity date of the notes), make-whole call based on the Comparable Government Bond Rate plus 30 basis points; if redeemed on or after October 20, 2022 (i.e., three months prior to the stated maturity date of the notes), at 100% of the aggregate principal amount of the notes to be redeemed; plus, in each case, accrued and unpaid interest, if any, on the principal amount of the notes to be redeemed to, but not including, such redemption date.

Listing:	The issuer intends to apply to list the notes on the New York Stock Exchange.

Joint Book-Running Managers:	J.P. Morgan Securities plc
Barclays Bank PLC
Citigroup Global Markets Limited

Senior Co-Manager:	The Royal Bank of Scotland plc

Co-Managers:	Fifth Third Securities, Inc.
PNC Capital Markets LLC
U.S. Bancorp Investments, Inc.

ISIN/Common Code/CUSIP:	XS1117300084 / 111730008 / 92936UAB5

Denominations:	€100,000 x €1,000

Trade Date:	January 14, 2015

Settlement Date; Settlement and Trading:	January 21, 2015, through the facilities of Euroclear Bank S.A/N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme.

Expected Ratings:	Baa2 (Stable) by Moody’s Investors Service, Inc. and BBB- (Stable) by Standard & Poor’s*

Terms used herein but not defined shall have the respective meanings as set forth in the issuer’s preliminary prospectus supplement dated January 14, 2015.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC, including the prospectus supplement relating to the notes, for more complete information about the issuer and this offering.  You may get these documents for free by visiting the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement relating to the notes if you request it by contacting J.P. Morgan Securities plc collect at +44-207–134-4268; Barclays Bank PLC toll-free at 1-888-603-5847 and Citigroup Global Markets Limited toll-free at 1-800-831-9146.

* A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independently of any other security rating.